8. Report of the Fund’s Special Shareholder Meeting

A Special Meeting of Shareholders of the Fund took place on May 2, 2012 to approve a proposal to change the classification of the Fund from a diversified fund to a non-diversified fund.

All shareholders of record at the close of business on February 24, 2012 were entitled to vote.  As of the record date, the Fund had 6,741,378 shares outstanding.  Of the 4,262,974 shares present in person or by proxy at the meeting on May 2, 2012: 4,222,849 or 99.06% voted in favor of the proposal (representing 62.64% of total outstanding shares), 34,969 or 0.82% voted against the proposal, and 5,156 withheld from voting for the proposal.  Accordingly, the proposal was approved.